Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

N  E  W  S    —     N  E  W  S    —    N  E  W  S    —    N  E  W  S    —    N   E  W  S

Stratus Technologies Bermuda Holdings Ltd. Announces Financial Results for Third Quarter of Fiscal 2012

HAMILTON, BERMUDA, January 17, 2012 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”) a global provider of uptime assurance, today furnished its quarterly financial results with the United States Securities and Exchange Commission (“SEC”) on Form 6-K for the fiscal quarter ended November 27, 2011.

For the third quarter ended November 27, 2011, total revenue was $51.7 million, a decrease of $4.3 million or 7.7% as compared to the $56.1 million in the third quarter ended November 28, 2010. Profit from operations was $8.2 million compared to $11.0 million for the same period last year. The net loss was $4.6 million compared to $0.6 million for the same period last year. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $10.8 million compared to $13.9 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”

For the year-to-date period ended November 27, 2011, total revenue was $152.0 million, a decrease of $2.2 million or 1.4% as compared to the $154.2 million in the year-to-date period ended November 28, 2010. Profit from operations was $24.0 million compared to $31.0 million for the same period last year. Profit from operations for the year-to-date period ended November 28, 2010 included a gain on sale of subsidiary of $3.7 million related to the sale of our proprietary Emergent Networks Solutions VOIP Software business and certain net assets related to our telecommunications business (“Emergent Business”) in January 2009. The net loss was $16.8 million compared to $7.2 million for the same period last year. Net loss for the year-to-date period ended November 27, 2011 includes a loss on extinguishment of debt of $1.2 million related to the excess cash flow offer made on June 30, 2011. Net loss for the year-to-date period ended November 28, 2010 includes a loss on extinguishment of debt of $3.8 million related to the April 2010 refinancing. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $32.2 million compared to $37.1 million for the same period last year. Please refer to the reconciliation of Adjusted EBITDA to GAAP financial measures in the attached “Consolidated Statements of Operations.”

For additional information concerning our results for the quarter and year-to-date period ended November 27, 2011 and other important information, we refer you to our Form 6-K furnished today with the SEC.

Third quarter Results Conference Call

A conference call to review third quarter financial results will be held today, January 17, 2012 at 1:30 p.m. Eastern Standard Time and may be accessed by calling 1-888-549-7750 (U.S. only) or 1-480-629-9722 with a conference ID of 4503174. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4503174 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

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Stratus, ftServer, Continuum, ActiveService, CALM and Stratus Avance are trademarks or registered trademarks of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

© 2012 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus®, ftServer®, Continuum®, ActiveService™, CALM® and Stratus Avance® are trademarks or registered trademarks of ours. All other trade names, service marks and trademarks appearing in this annual report are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	November 27, 2011	February 27, 2011
	(Amounts in thousands, except per share data)

ASSETS

Current assets:
Cash and cash equivalents	$18,570	$28,100
Accounts receivable, net of allowance for doubtful accounts of $352 and $315, respectively	36,471	38,079
Inventory	7,448	7,485
Deferred income taxes	1,557	1,440
Prepaid expenses and other current assets	4,639	4,370

Total current assets	68,685	79,474

Property and equipment, net	10,807	13,695
Intangible assets, net	3,316	3,438
Goodwill	9,595	9,584
Deferred income taxes	1,929	1,803
Deferred financing fees	9,851	10,993
Other assets	4,219	4,867

Total assets	$108,402	$123,854

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,457	7,291
Accrued expenses	12,215	12,828
Accrued interest payable	4,163	10,625
Income taxes payable	123	285
Deferred revenue	32,623	36,199

Total current liabilities	62,581	72,228

Long-term debt, net of discount	256,340	249,069
Embedded derivatives	20,794	18,955
Deferred revenue and other liabilities	15,794	14,328

Total liabilities	355,509	354,580

Redeemable convertible preferred stock:
Series A: 7,000 shares authorized and 6,561 shares issued and outstanding at November 27, 2011 and February 27, 2011 (liquidation preference of $107,167 and $101,101, respectively)	107,167	101,101
Series B: 20,524 shares authorized; 3,532 issued and outstanding at November 27, 2011 and February 27, 2011 (liquidation preference of $57,688 and 54,423, respectively)	57,688	54,423
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518

Total redeemable convertible preferred stock	170,373	161,042

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized and 28,809 shares issued and outstanding at November 27, 2011 and February 27, 2011	16,712	16,712
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at November 27, 2011 and February 27, 2011, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at November 27, 2011 and February 27, 2011, respectively	8,998	8,998
Additional paid in capital	—	—
Accumulated deficit	(444,609)	(418,687)
Accumulated other comprehensive gain	1,419	1,209

Total stockholders’ deficit	(417,480)	(391,768)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$108,402	$123,854

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal thirteen week periods ended November 27, 2011 and November 28, 2010

	November 27, 2011	November 28, 2010
	(In thousands)
REVENUE
Product	$18,203	$21,504
Service	33,530	34,553

Total revenue	51,733	56,057

COST OF REVENUE
Product	9,138	9,864
Service	14,103	15,369

Total cost of revenue	23,241	25,233

Gross profit	28,492	30,824

OPERATING EXPENSES
Research and development	6,780	6,881
Sales and marketing	8,138	7,762
General and administrative	4,882	4,858
Restructuring charges	175	12
Management fees	300	300

Total operating expenses	20,275	19,813

Profit from operations	8,217	11,011
Interest income	6	8
Interest expense	(12,047)	(11,569)
Other (expense) income, net	(194)	265

Loss before income taxes	(4,018)	(285)
Provision for income taxes	604	334

Net loss	($4,622)	($619)

EBITDA TABLE:
Net loss	($4,622)	($619)
Add:
Interest expense, net	12,041	11,561
Provision for income taxes	604	334
Depreciation and amortization	1,873	2,172

EBITDA (1)	9,896	13,448

Add(deduct)
Restructuring (a)	175	12
Stock-based compensation expense (b)	77	105
Management fees (c)	300	300
Reserves (e)	101	196
Other expense (income), net (g)	223	(121)

Total adjustments	876	492

Adjusted EBITDA	$10,772	$13,940

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the fiscal thirty-nine week periods ended November 27, 2011 and November 28, 2010

	November 27, 2011	November 28, 2010
	(In thousands)
REVENUE
Product	$52,439	$52,835
Service	99,563	101,359

Total revenue	152,002	154,194

COST OF REVENUE
Product	24,261	24,721
Service	42,343	44,186

Total cost of revenue	66,604	68,907

Gross profit	85,398	85,287

OPERATING EXPENSES
Research and development	21,056	20,514
Sales and marketing	23,383	21,826
General and administrative	15,882	14,707
Amortization of intangibles	—	52
Restructuring charges	175	55
(Gain) on sale of subsidiary	—	(3,655)
Management fees	900	817

Total operating expenses	61,396	54,316

Profit from operations	24,002	30,971
Interest income	17	73
Interest expense	(36,201)	(32,071)
Loss on extinguishment of debt	(1,222)	(3,751)
Other expense, net	(2,209)	(1,579)

Loss before income taxes	(15,613)	(6,357)
Provision for income taxes	1,229	827

Net loss	($16,842)	($7,184)

EBITDA TABLE:
Net loss	($16,842)	($7,184)
Add:
Interest expense, net	36,184	31,998
Provision for income taxes	1,229	827
Depreciation and amortization	5,790	7,106

EBITDA (1)	$26,361	$32,747

Add(deduct)
Restructuring (a)	175	55
Stock-based compensation expense (b)	251	372
Management fees (c)	900	817
(Gain) on sale of subsidiary (d)	—	(3,655)
Reserves (e)	540	771
Loss on extinguishment of debt (f)	1,222	3,751
Other expense, net (g)	2,771	2,216

Total adjustments	5,859	4,327

Adjusted EBITDA	$32,220	$37,074

1.	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	Other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above. See the Statements of Cash Flows attached to this report.

(a)	As a result of a change of approach in the utilization of marketing and customer service resources, on November 21, 2011, we implemented a restructuring program in order to align its resources to meet its objectives. The restructuring program consisted of a reduction of workforce of 3 marketing professionals and one customer service professional. We recorded a charge of $175 related to severance and fringe benefits.

In order to better align expenses with anticipated revenues, we also implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date year-to-date fiscal periods ended November 28, 2010 reflect changes to prior estimates of these liabilities.

(b)	In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011 we recorded non-cash stock-based compensation expense charges of $0.1 and $0.3 million, respectively. In the quarter-to-date and year-to-date fiscal periods ended November 28, 2010, we recorded non-cash stock-based compensation expense charges of $0.1 and $0.4 million, respectively. These expenses related to share-based awards to employees.

(c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $2.9 million and $2.4 million at November 27, 2011 and February 27, 2011, respectively.

(d)	As a result of the sale of our proprietary Emergent Networks Solutions Voice over Internet Protocol (“VOIP”) Software business and certain net assets related to our telecommunications business (collectively, the “Emergent Business”) in January 2009, we recorded a gain on the sale in the year-to-date fiscal period ended November 28, 2010 of $3.7 million.

(e)	In the quarter-to-date and year-to-date fiscal periods ended November 27, 2011, we incurred $0.1 million and $0.5 million of non-cash inventory write downs, respectively. In the quarter-to-date and year-to-date fiscal periods ended November 28, 2010, we incurred $0.2 million and $0.8 million of non-cash inventory write downs, respectively.

(f)	In the year-to-date fiscal period ended November 27, 2011 we recorded a $1.2 million loss on extinguishment of debt related to the ECF payment related to the Senior Secured Notes. The loss is due to the write off of deferred financing fees along with debt discount and related fees offset by the reduction of the Excess Cash Flow embedded derivative liability.

In the year-to-date fiscal period ended November 28, 2010 we recorded $3.8 million loss on extinguishment of debt for the First Lien Credit Facility and the Second Lien Credit Facility due to the write off of deferred financing fees and debt discount as a result of the April 2010 Refinancing.

(g)	In the quarter-to-date fiscal period ended November 27, 2011, we recorded other expense, net of $0.2 million, primarily consisting of $0.7 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes and $0.1 of million bank fees offset by $0.6 million of net foreign currency gains. In the quarter-to-date fiscal period ended November 28, 2010, we recorded other income, net of $0.1 million, primarily consisting of $0.6 million income due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes offset by $0.1 million of bank fees, $0.2 million of net foreign currency loss and $0.2 million of net miscellaneous and non-recurring charges.

In the year-to-date fiscal period ended November 27, 2011, we recorded other expense, net of $2.8 million, primarily consisting of $2.4 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes, $0.4 million bank fees, $0.3 million of one-time public filing registration costs and $0.2 million of net miscellaneous and nonrecurring charges offset by $0.5 million of net foreign currency gains. For the nine months ended November 28, 2010, we recorded other expense, net, of $2.2 million, primarily consisting of $0.9 million of net foreign currency losses, $0.4 million of bank fees, $0.3 million expense due to the net change in fair value of the embedded derivatives related to the Senior Secured Notes and $0.6 million of net miscellaneous expenses and non-recurring charges.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

For the fiscal thirty nine week periods ended November 27, 2011 and November 28, 2010

	November 27, 2011	November 28, 2010
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows (used in) provided by operating activities:
Net loss	($16,842)	($7,184)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	5,790	7,106
Amortization of deferred financing costs	7,791	6,096
Stock-based compensation	251	372
Provision for doubtful accounts	179	136
Inventory provision	540	771
Loss on extinguishment of debt	1,222	3,751
Premium on excess cash flow payment	(999)	—
Loss on change in fair value of embedded derivatives	2,384	297
Gain from sale of subsidiary	—	(3,655)
Gain on retirement of property and equipment	—	(2)
Interest payable-in-kind	5,836	4,701
Changes in assets and liabilities
Accounts receivable	1,692	3,513
Inventory	(1,014)	(2,070)
Prepaid expenses and other current assets	(249)	943
Accounts payable	1,071	568
Accrued expenses	(595)	784
Accrued interest payable	(6,462)	1,372
Income taxes payable	(178)	(81)
Deferred revenue	(2,632)	(10,720)
Other long-term assets and liabilities	558	1,185

Net cash (used in) provided by operating activities	(1,657)	7,883

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(2,466)	(4,850)
Proceeds from sale of subsidiary	—	3,555
Other long-term assets	(45)	(57)

Net cash used in investing activities	(2,511)	(1,352)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Proceeds from issuance of long-term debt, Series B preferred stock and Series B ordinary stock	—	207,281
Payments on long-term debt	(4,997)	(218,000)
Payment of debt and equity issuance fees	(308)	(13,067)
Proceeds from revolving credit facility	—	8,000
Payments on revolving credit facility	—	(30,000)

Net cash used in financing activities	(5,305)	(45,786)

Effect of exchange rate changes on cash	(57)	422

Net decrease in cash and cash equivalents	(9,530)	(38,833)
Cash and cash equivalents at beginning of period	28,100	56,768

Cash and cash equivalents at end of period	$18,570	$17,935